OASIS NOIR PROPERTY 1 LLC

**(a Delaware
Limited Liability Company (LLC))**

Form C

Disclosures in Reg CF Offering

[10-03-2022]

TABLE OF CONTENTS

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Oasis Noir Property 1 LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Formation)	09-09-2022
Kind of Entity	Limited Liability Company (LLC)
Street Address	2518 Ashby Forest Drive Missouri City TX 77459
Website Address	www.oasisnoir.com

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	0	0
Cash & Equivalents	0	0
Account Receivable	0	0
Short-Term Debt	0	0

Long-Term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	0	0

§227.201(b) – Directors and Officers

Person #1

Name	Alyssa Phillips	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	President of a real estate development company and President of a property management company	
Principal Occupation During Last Three Years	Federal Government, Intelligence Services & Real Estate Developer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** National Security Agency	**Business:** Intelligence

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	**Alyssa Phillips**

§227.201(d) – The Company's Business and Business Plan

About the Project

About the Vision: The Resort. NOTE: This offering is ONLY for Phase I. Budget, Debt and Cashflow for Investor Returns is isolated to Phase I. However, it is advantageous for investors to be knowledgeable about the future development plans and details of how the enter resort/community is scheduled to be. In addition, the developers project that an increase in revenue will occur for investors in Phase I, once the enter community's development is completed. The proposed cultural immersive community is a resort totaling approximately 20- 40 acres that will be dedicated to entertainment and commercial uses. Oasis Noir will be used to promote luxury experiences and afford its visitors with an immersive experience to tasting the foods from the culture, listening to Black culturally inspired music, shopping at Black owned stores, viewing Black artist's work and learning about Black history and achievements while engaging in the plethora of black owned businesses such as spas, retail stores, fine dining restaurants & recreational activities.

The purpose of this development is to provide a community where those wanting to express their cultural heritage can do so without the worries of societal ills (microaggressions, violence, discrimination) towards Black culture. While also providing a welcoming and inclusive environment for anyone wanting to participate in an entertainment area where culture can be celebrated. We believe our differences in culture in America makes our experiences unique. And this community will be a place to be completely immersive in the Black American culture.

This community will promote cultural celebrations through varies expressions of art, our upscale cuisine and culinary experience, our salons and spas will be dedicated and equipped to fill the void of mental and physical care through skincare and beauty services that will provide products curtailed for black hair and skin.

This community will showcase American Black Culture with its rich and vibrate history and current accomplishments. We are inclusive and dedicated to welcoming all who embrace and yearn to experience a positive Black American culture.

Throughout the entertainment district will be learning experiences of Black history- with lesser-known Black history facts, displays of high achievers in the Black community, displays of Black artists and songs that have influenced the Black culture will be played throughout the community.

In order to preserve this community as a safe place to learn, celebrate, embrace and experience Black culture, a membership is required. To enter Oasis Noir, you must have purchased the exclusive membership to enter the complex, this provides that each member undergoes security checks. Membership provides you access to our venues, events, live bands, art gallery, shops, spas, restaurants, vacation homes and the entertainment district.

It will also be a safe place for growth, comfort and education. Research points to the fact that Blacks are the least patriating race when it comes to investing and wealth building. To combat this, our community will help to inspire, motivate, build wealth for black entrepreneurs and encourage investments from black people and the community.

https://www.cnbc.com/2022/02/02/black-americans-lack-of-participation-in-the-stock-market-likely-to-widen-post-pandemic-wealth-gap.html

The entertainment district/area will have several venues: entertainment center (rooftop lounge area with a bar, indoor dining, state of the art indoor food truck area, meeting room space, event/banquet hall), pool, salon, spa, movie theater, bowling alley, high end restaurant, soul food and poetry restaurant, wine bar, cigar lounge, coffee & smoothie restaurant, arcade and go-karts. This community will have 26 vacation cottages and bungalows- 8 will be over-the-water bungalows and 18 will be cottages near the lake.

The lake will be 8% of the land size. For example, if the purchased land is 80 acres, the lake will be 7 acres. The lake will have recreational and exercise activities such as tubing, water biking, floating cabanas, paddle boats and water boarding.

There is nothing like this in Houston or in the United States that combines both entertainment, restaurants, shopping education on Black culture that is co-located. There is not a location in Houston that has a large outdoor pool, with a swim up bar, live music and near other venues within walking distance on the same campus. This will be a vacation destination as well as a venue for local residents.

This offering will be for the acquisition of land, construction of the entertainment area will have an entertainment center (that will include meeting space, banquet hall, an indoor food truck area, rooftop bar, pool), construction of Over-the-Water bungalows, lake & construction of three houses.

In the event that the Company raises the target amount, funds will be used to purchase the land with the funds. The Company will then work with lenders to construct 6-8 bungalows. This will complete Phase I for this development.

About the Finances

With the maximum raise amount, the resort will be constructed solely from funds from this offering. If the minimum or target raised amount is funded, the resort will be constructed with a combination of investor funds and debt.

The following chart summarizes the cost of the project and how we plan to pay for it:

Projects costs	
Land purchase	$2,000,000
Closing costs	$80,000
Soft costs	$470,000
Hard costs	$2,581,000
Total project costs	$5,131,000
Sources	
Bank loan	0% of project cost
Equity	$5,000,000
Developer	$131,000

With the target amount raised, the resort will purchase the land, build 8 bungalows and develop the lake. The land will be a small piece of land of at least 15 acres.

The following chart summarizes the cost of the project if the target amount is raised and not the full $5,000,000 and how we plan to pay for it:

Projects costs	
Land purchase	$250,000
Closing costs	$10,000
Soft costs	$125,000
Hard costs	$1,463,500
Total project costs	$1,848,500
Sources	
Bank loan	$1,598,500
Equity	250,000
Total sources	**1,848,500**

About the Developer

Bio and background

Alyssa Phillips, the Manager of Oasis Noir Property 1, LLC (the "Company") is a mother of five, wife to a retired US Navy Sailor, owner of multiple businesses, real estate developer and investor. Alyssa averages 25,000 square feet of construction at a time. This averages to 6-8 properties. Alyssa has developed over $15 Million worth of property This has lent her the critical skills and processes to manage construction sites. Alyssa currently manages over $45 million of real estate assets.

Over the last 14 years, Alyssa first worked as a social worker in an inner-city, under-served community, then as a full-time employee for the National Security Agency (NSA), a US Intelligence Agency. At the same time, she continued to build a real estate portfolio, starting with single family homes and progressing to multi-family properties (apartment buildings). She founded her a property management company, Three Pillars Property Management, and purchased and co-owns a multi-million dollar security company, specializing in government, agricultural and large building security.

In 2021 Alyssa resigned from her position at the NSA to shift her focus back to social needs & real estate. Now she runs a group home for foster children, 10 - 18 years old, many of whom exhibit mental needs. She's providing housing for those over 18 who have aged out of the system as well, in a separate housing apartment complex that she owns, boarding them at no cost while preparing them to live independently through case management services.

Alyssa plans on weaving real estate into her services - training and educating the children on real estate investing in hopes to develop the next generation of real estate developers. Alyssa also dedicates time to teaching women and minorities how to invest in real estate.

Currently Alyssa is building a street of single-family ground-up homes.

Alyssa completed a PhD in Criminology (ABD), Master's in Management of Information System/Cyber Security, Master's in Public Administration and a Bachelor's in Criminal Justice.

https://www.linkedin.com/in/alyssa-phillips-82b54055/

§227.201(e) – Number of Employees

The Company currently has 1 employee.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit C: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $250,000. If we have not raised at least the target amount by 06-01-2023 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $5,000,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Invown will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$5,000,000
If Yes, how will the Company deal with the oversubscriptions?	

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $250,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$0
Cost of Land	$250,000
Real Estate Commissions*	$0
TOTAL	**$250,000**

*Paid for by principal.

If less than $2,000,000 is raised, Company will purchase a smaller piece of land and obtain a loan or other sources of funding to complete the construction and furnishings.

If we raise the maximum goal of $5,000,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal, portal and accounting fees)	$250,000
Cost of Land	$2,000,000
Cost of Construction	$2,555,000
Real Estate Commissions	$80,000
Furniture and Finishes	$115,000
TOTAL	**$5,000,000**

§227.201(j) – The Investment Process

To Investor

● Review this Form C and the Campaign Page;
● If you decide to invest, press the *add to cart and check out*
● Follow the instructions

The minimum amount you can invest in the offering is $500. Investments above the minimum may be made in increments of $500.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit .

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on (48 hours before the offering deadline).

To cancel your investment, you can go to your dashboard on Invown.com and click the cancel button on the investment. .

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." The price is $\underline{1}$ for each Class A Share.

We arrived at the price as follows:

● We estimated how much money we need to complete the project.
● We estimated the value of the project when it's completed.
● We estimated what we believe is a fair return to Investors.
● Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated 2022-10-03 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit F: LLC Agreement.*

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Under the LLC Agreement, distributions fall in two categories: distributions from the rental operations of the property; and distributions from the sale or refinancing of the property.

Distributions from rental operations will be distributed as follows:

(a) First, to investors until they have received a cumulative, non-compounded return of 15% per year on their invested capital (the "Preferred Return").

(b) Second, 40% to the investors and 60% to the Manager.

Distributions from sale or refinancing transaction will be distributed as follows:

(a) First, to investors in the amount of their unpaid Preferred Return.

(b) Second, to investors to return all their capital.

(c) Third, 40% to the investors and 60% to the Manager.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Class A Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

Right to Transfer
The LLC Agreement generally allows you to transfer Class A Shares to anyone you like, whenever you like. However, there are several practical obstacles to selling your Class A Shares:

● The Manager has the right to impose conditions to ensure the sale of your Class A Shares is legal and will not damage the Company.
● There will be no ready market for Class A Shares, as there would be for a publicly-traded stock.
● By law, for a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Terms of Class A Shares

The terms of the Class A Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class A Shares.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Class A Shares, while all the Class B Shares will be owned by the Manager.

Whereas the owners of the Class A Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Class B Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Shares.

The Person Who Controls the Company

Alyssa Phillips owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Ms. Alyssa Phillips effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class A Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class A Shares in the future. If we had to place a value on the Class A Shares, it would be based on the amount of money the owners of the Class A Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal (leave blank - to be added by funding portal)

The Company is offering its securities through Invown Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is N/A and the Funding Portal Registration Depository (FPRD) number is N/A.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Invown Portal, LLC as follows:

An administrative fee of 2% of invested capital; plus

A success fee based on the following amont of funds raised:

Up to $1 million = 5% on capital

$2 million – $3 million = 4% on capital

$3 million – $4 million = 3% on capital

$4 million – $5 million = 2.5% on capital

Invown Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Invown Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

The company has no debt

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
N/A	$0	%		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $ in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

There have been no other Reg CF offerings in the past.

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on 09-09-2022. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit H: Financial Statements*

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the North Capital reports attached as Exhibit I: Background Checks.

Have any of those designated people committed any of those prohibited acts before May 16, 2016?	No

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at 2022-10-03, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

Has the Company ever raised using Crowdfunding before?	No

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Once the target amount has been funded, the Company will begin looking for land. If the land that was identified is no longer available, Company will purchase a similar lot that will accommodate the plans for this community.

EXHIBIT A: SOURCES AND USES OF FUNDS

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $250,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$0
Cost of Land	$250,000
Real Estate Commissions	$0
TOTAL	**$250,000**

If we raise the maximum goal of $5,000,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$119000
Cost of Land	$2080000
Cost of Construction	$2555000
Real Estate Commissions	$0
	$246000
TOTAL	**$5,000,000**

Source of Money for Target Amount	How Much (approximately)
Bank Loan	$1,548,500
Developer Equity	$50,000
This Reg CF Offering	$250,000
TOTAL Sources	**$1,848,500**

Source of Money for Maximum Amount	How Much (approximately)
Bank Loan	$0
Developer Equity	$100,000
This Reg CF Offering	$5,000,000
TOTAL Sources	**$5,100,000**

EXHIBIT B: OPERATING PRO-FORMA

If $250,000 is raised

Development Model
Oasis Noir Property 1 LLC Houston, TX area
Proforma with minimum raise of $250,000

TEN YEAR CASH FLOW PROFORMA

		Year Three	Year Four	Year Five	Year Six	Year Seven	Year Eight	Year Nine	Year Ten
Entertainment Center									
Gross Rent/Revenue		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Less Vacancy Rate	0%								
Net Revenue		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Bungalows									
Gross Revenue		$ 1,168,000	$ 1,440,000	$ 2,628,000	$ 2,628,000	$ 2,628,000	$ 2,628,000	$ 2,628,000	$ 2,628,000
Less Vacancy Rate	30%	$ 350,400	$ 432,000	$ 788,400	$ 788,400	$ 788,400	$ 788,400	$ 788,400	$ 788,400
Net Revenue		$ 817,600	$ 1,008,000	$ 1,839,600	$ 1,839,600	$ 1,839,600	$ 1,839,600	$ 1,839,600	$ 1,839,600
New Construction Homes									
Gross Revenue		$ -	$ -	n/a	n/a	n/a	n/a	n/a	n/a
Commissions & Fees		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Warranty		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Revenue		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Lake Equipment Rentals (Hours of Operation 11AM-7PM)									
Gross Revenue		$ 4,792,320	$ 8,386,560	$ 8,386,560	$ 8,386,560	$ 8,386,560	$ 8,386,560	$ 8,386,560	$ 8,386,560
Paddle Boats $40/hr, 12 quantity		$ 798,720	$ 1,397,760	$ 1,397,760	$ 1,397,760	$ 1,397,760	$ 1,397,760	$ 1,397,760	$ 1,397,760
Tricycles $50/hr, 12 quantity		$ 998,400	$ 1,747,200	$ 1,747,200	$ 1,747,200	$ 1,747,200	$ 1,747,200	$ 1,747,200	$ 1,747,200
Floating Cabanas $150/hr, 12 quantify		$ 2,995,200	$ 5,241,600	$ 5,241,600	$ 5,241,600	$ 5,241,600	$ 5,241,600	$ 5,241,600	$ 5,241,600
Less Unused Rate	70% M-W, 50% T-Su	$ 2,396,160	$ 3,070,080	$ 3,070,080	$ 3,070,080	$ 3,070,080	$ 3,070,080	$ 3,070,080	$ 3,070,080
Net Revenue		$ 2,396,160	$ 5,316,480	$ 5,316,480	$ 5,316,480	$ 5,316,480	$ 5,316,480	$ 5,316,480	$ 5,316,480
Food Truck Rentals									
Gross Revenue		$ 234,000	$ 546,000	$ 546,000	$ 546,000	$ 546,000	$ 546,000	$ 546,000	$ 546,000
Less Unused Rate	30%	$ 70,200	$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000
Net Revenue		$ 163,800	$ 364,000	$ 364,000	$ 364,000	$ 364,000	$ 364,000	$ 364,000	$ 364,000
Farmer's Market Rental									
Gross Revenue		$ 208,000	$ 208,000	$ 208,000	$ 208,000	$ 208,000	$ 208,000	$ 208,000	$ 208,000
Less Unused Rate	30%	$ 62,400	$ 62,400	$ 62,400	$ 62,400	$ 62,400	$ 62,400	$ 62,400	$ 62,400
Net Revenue		$ 145,600	$ 145,600	$ 145,600	$ 145,600	$ 145,600	$ 145,600	$ 145,600	$ 145,600
Total Gross Net Revenue		$ 3,523,160	$ 6,834,080	$ 7,665,680	$ 7,665,680	$ 7,665,680	$ 7,665,680	$ 7,665,680	$ 7,665,680
Annual Inflation Rate	3%		$ 205,022	$ 459,941	$ 689,911	$ 919,882	$ 1,149,852	$ 1,379,822	$ 1,609,793
Total Gross Net Revenue With Inflation		$ 3,523,160	$ 3,419,312	$ 8,125,621	$ 8,355,591	$ 8,585,562	$ 8,815,532	$ 9,045,502	$ 9,275,473
Operating Expenses									
Employee Salary		$ 250,000	$ 265,000	$ 270,000	$ 275,000	$ 280,000	$ 285,000	$ 290,000	$ 300,000
Utilities of Common Area & Bungalows		$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000
Lake Equiptment Santization & Cleaning		$ 104,000	$ 104,000	$ 104,000	$ 104,000	$ 104,000	$ 104,000	$ 104,000	$ 104,000
Insurance		$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
Property Tax		$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000
Total Operating Expenses		$ 569,000	$ 584,000	$ 589,000	$ 594,000	$ 599,000	$ 604,000	$ 609,000	$ 619,000
Net Operating Income		$ 2,954,160	$ 2,835,312	$ 7,536,621	$ 7,761,591	$ 7,986,562	$ 8,211,532	$ 8,436,502	$ 8,656,473
Debt Service									
Mortgage with Interest @5.5%		$ 306,612	$ 306,612	$ 306,612	$ 306,612	$ 306,612	$ 306,612	$ 306,612	$ 306,612
Total Available for Investor Preferred Return		$ 2,647,548	$ 2,528,700	$ 7,230,009	$ 7,454,979	$ 7,679,950	$ 7,904,920	$ 8,129,890	$ 8,349,861
Preferred Return Based on Invested Funds at 15% of Initial Investment		$ 750,000	$ 750,000	$ 750,000	$ 750,000	$ 750,000	$ 750,000	$ 750,000	$ 750,000
Available for Asset Management fee of 20% net op income		$ 1,897,548	$ 1,778,700	$ 6,480,009	$ 6,704,979	$ 6,929,950	$ 7,154,920	$ 7,379,890	$ 7,599,861
Asset Management Fee		$ 379,510	$ 355,740	$ 1,296,002	$ 1,340,996	$ 1,385,990	$ 1,430,984	$ 1,475,978	$ 1,519,972
Available for Developer Return (60%)		$ 1,518,038	$ 1,422,960	$ 5,184,007	$ 5,363,983	$ 5,543,960	$ 5,723,936	$ 5,903,912	$ 6,079,889
60% Available to Developer Return		$ 910,823	$ 853,776	$ 3,110,404	$ 3,218,390	$ 3,326,376	$ 3,434,362	$ 3,542,347	$ 3,647,933
Available for Investor Return (40%)		$ 607,215	$ 569,184	$ 2,073,603	$ 2,145,593	$ 2,217,584	$ 2,289,574	$ 2,361,565	$ 2,431,955
40% Available to Investor Return		$ 607,215	$ 569,184	$ 2,073,603	$ 2,145,593	$ 2,217,584	$ 2,289,574	$ 2,361,565	$ 2,431,955

If $5,000,000 is raised

		Development Model Oasis Noir Property 1 LLC: Houston, TX area							
		Proforma							
TEN YEAR CASH FLOW									
PROFORMA									
		Year Three	Year Four	Year Five	Year Six	Year Seven	Year Eight	Year Nine	Year Ten
Entertainment Center									
Gross Rent/Revenue		$ 525,000	$ 525,000	$ 525,000	$ 525,000	$ 525,000	$ 525,000	$ 525,000	$ 525,000
Less Vacancy Rate	0%								
Net Revenue		$ 525,000	$ 525,000	$ 525,000	$ 525,000	$ 525,000	$ 525,000	$ 525,000	$ 525,000
Bungalows									
Gross Revenue		$ 1,440,000	$ 1,440,000	$ 2,620,800	$ 2,620,800	$ 2,620,800	$ 2,620,800	$ 2,620,800	$ 2,620,800
Less Vacancy Rate	30%	$ (432,000)	$ (432,000)	$ 786,240	$ 786,240	$ 786,240	$ 786,240	$ 786,240	$ 786,240
Net Revenue		$ 1,008,000	$ 1,008,000	$ 1,834,560	$ 1,834,560	$ 1,834,560	$ 1,834,560	$ 1,834,560	$ 1,834,560
New Construction Homes									
Gross Revenue		$ 1,050,000	$ -	n/a	n/a	n/a	n/a	n/a	n/a
Commissions & Fees		$ (75,000)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Warranty		$ (6,000)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Revenue		$ 969,000	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Lake Equipment Rentals									
Gross Revenue		$ 2,263,040	$ 2,263,040	$ 2,263,040	$ 2,263,040	$ 2,263,040	$ 2,263,040	$ 2,263,040	$ 2,263,040
Less Unused Rate	50%	$ (1,131,520)	$ (1,131,520)	$ (1,131,520)	$ (1,131,520)	$ (1,131,520)	$ (1,131,520)	$ (1,131,520)	$ (1,131,520)
Net Revenue		$ 1,131,520	$ 1,131,520	$ 1,131,520	$ 1,131,520	$ 1,131,520	$ 1,131,520	$ 1,131,520	$ 1,131,520
Food Truck Rentals									
Gross Revenue		$ 520,000	$ 520,000	$ 520,000	$ 520,000	$ 520,000	$ 520,000	$ 520,000	$ 520,000
Less Unused Rate	30%	$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000
Net Revenue		$ 364,000	$ 364,000	$ 364,000	$ 364,000	$ 364,000	$ 364,000	$ 364,000	$ 364,000
Farmer's Market Rental									
Gross Revenue		$ 416,000	$ 416,000	$ 416,000	$ 416,000	$ 416,000	$ 416,000	$ 416,000	$ 416,000
Less Unused Rate	30%	$ 124,800	$ 124,800	$ 124,800	$ 124,800	$ 124,800	$ 124,800	$ 124,800	$ 124,800
Net Revenue		$ 291,200	$ 291,200	$ 291,200	$ 291,200	$ 291,200	$ 291,200	$ 291,200	$ 291,200
Total Gross Net Revenue		$ 4,288,720	$ 3,319,720	$ 4,146,280	$ 4,146,280	$ 4,146,280	$ 4,146,280	$ 4,146,280	$ 4,146,280
Annual Inflation Rate	3%		$ 99,592	$ 248,777	$ 373,165	$ 497,554	$ 621,942	$ 746,330	$ 870,719
Total Gross Net Revenue With Inflation		$ 4,288,720	$ 3,419,312	$ 4,395,057	$ 4,519,445	$ 4,643,834	$ 4,768,222	$ 4,892,610	$ 5,016,999
Operating Expenses									
Employee Salary		$ 250,000	$ 265,000	$ 270,000	$ 275,000	$ 280,000	$ 285,000	$ 290,000	$ 300,000
Utilities of Common Area & Bungalows		$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000
Lake Equiptment Santization & Cleaning		$ 104,000	$ 104,000	$ 104,000	$ 104,000	$ 104,000	$ 104,000	$ 104,000	$ 104,000
Insurance		$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
Property Tax		$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000
Total Operating Expenses		$ 569,000	$ 584,000	$ 589,000	$ 594,000	$ 599,000	$ 604,000	$ 609,000	$ 619,000
Net Operating Income		$ 3,719,720	$ 2,835,312	$ 3,806,057	$ 3,925,445	$ 4,044,834	$ 4,164,222	$ 4,283,610	$ 4,397,999
Debt Service									
Mortgage with Interest @5.5%		$ 306,612	$ 306,612	$ 306,612	$ 306,612	$ 306,612	$ 306,612	$ 306,612	$ 306,612
Total Available for Investor Preferred Return		$ 3,413,108	$ 2,528,700	$ 3,499,445	$ 3,618,833	$ 3,738,222	$ 3,857,610	$ 3,976,998	$ 4,091,387
Preferred Return Based on Invested Funds at 15% of Initial Investment		$ 750,000	$ 750,000	$ 750,000	$ 750,000	$ 750,000	$ 750,000	$ 750,000	$ 750,000
Available for Asset Management fee of 20% net op income		$ 2,663,108	$ 1,778,700	$ 2,749,445	$ 2,868,833	$ 2,988,222	$ 3,107,610	$ 3,226,998	$ 3,341,387
Asset Management Fee		$ 532,622	$ 355,740	$ 549,889	$ 573,767	$ 597,644	$ 621,522	$ 645,400	$ 668,277
Available for Developer Return (60%)		$ 2,130,486	$ 1,422,960	$ 2,199,556	$ 2,295,067	$ 2,390,577	$ 2,486,088	$ 2,581,599	$ 2,673,109
60% Available to Developer Return		$ 1,278,292	$ 853,776	$ 1,319,734	$ 1,377,040	$ 1,434,346	$ 1,491,653	$ 1,548,959	$ 1,603,866
Available for Investor Return (40%)		$ 852,195	$ 569,184	$ 879,822	$ 918,027	$ 956,231	$ 994,435	$ 1,032,639	$ 1,069,244
40% Available to Investor Return		$ 852,195	$ 569,184	$ 879,822	$ 918,027	$ 956,231	$ 994,435	$ 1,032,639	$ 1,069,244

EXHIBIT C: RISKS OF INVESTING

RISKS OF INVESTING

THE PURCHASE OF CLASS A SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS A SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Class A Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks from COVID-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity, neither of which is sustainable in the long term. The lingering effects of COVID-19 will affect real estate assets in a number of ways, both positively and negatively. We believe the Project will be successful notwithstanding any negative effects, but neither we nor anyone else knows for certain what the real estate landscape will look like in the future.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environment contamination in the Project only after we buy it. Under Federal and State laws, the owner

of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, of inclement weather, permit delays, permit rejections and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell that other kinds of assets, like publicly-traded stocks. There is no guaranty that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class A Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with two principals. If either of our principals were to die, become seriously ill, or leave, it could damage our prospects.

No Market for the Class A Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class A Shares:

- There will be no public market for your Class A Shares, meaning you could have a hard time finding a buyer.

- [Under the LLC Agreement, the Class A Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.]

- The Manager has the right to impose conditions on the sale of Class A Shares, and these conditions might not be acceptable to you.

- [If you want to sell your Class A Shares, the Manager has a first right of refusal to buy them.]

- By law, you may not sell your Class A Shares unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan to own your Class A Shares until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Class A Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class A Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class A Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class A Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- By signing the LLC Agreement, you waive your right to have the Company dissolved by a court.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class A Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

<center>

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

</center>

EXHIBIT D: INVESTMENT AGREEMENT

OASIS NOIR PROPERTY 1 LLC

INVESTMENT AGREEMENT

This is an Investment Agreement, entered into by and between *Oasis Noir Property 1 LLC*, a Delaware
limited liability company (the "Company") and AUTOFILL ("Purchaser").

Background

I.   The Company is offering limited liability company interests on www.Invown.com (the "Platform").

II.   The Company and its members are parties to an agreement captioned "Limited Liability Company Agreement," available as an Exhibit on the Platform, which they intend to be the sole "limited liability company agreement" of the Company within the meaning of 6 Del. C. §18-101(7) (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). The Company is sometimes referred to using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   Purchase of LLC Interest.

2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest consisting of AUTOFILL Class A Shares) for $AUTOFILL (the "LLC Interest").

2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we

reject your subscription, any money you have given us will be returned to you.

5.   **Your LLC Interest**. You will not receive a paper certificate representing your LLC Interest. Instead, your LLC Interest will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed and understand the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the LLC Interest.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that under the terms of the LLC Agreement, the LLC Interest may not be transferred without our consent. Also, securities laws limit transfer of the LLC Interest. Finally, there is currently no market for the LLC Interest, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the LLC Interest indefinitely.

6.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the LLC Interest.

6.12. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the LLC Interest.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the LLC Interest will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of Class A Shares is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the LLC Interest was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the LLC Interest, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the LLC Interest was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

8. **Re-Purchase of LLC Interest**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the amount you paid for it.

9. **Governing Law**. Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

10. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

11. Arbitration.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the LLC Interest, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Wilmington, Delaware, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at info@oasisnoir.com. We will contact you by email at the email

address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU
MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR
RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the LLC Interest until and unless we have closed on the Offering, as described in the Disclosure Document.

17. Miscellaneous Provisions.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

_____
Signature

<u>ACCEPTED:</u>

OASIS NOIR PROPERTY 1 LLC
By: *Alyssa Phillips*
         As Manager

By   _____

EXHIBIT E: LLC AGREEMENT

EXHIBIT F: SUMMARY OF LLC AGREEMENT

SUMMARY OF LLC AGREEMENT

The following summarizes some of the key provisions of the Company's LLC Agreement. This summary is qualified in its entirety by the actual LLC Agreement, which is attached as Exhibit E.

Formation and History of Governing Documents

The Company was formed in Delaware on October 3, 2022, pursuant to the Delaware Limited Liability Company Act.

Management

The Manager will have complete control over the business of the Company.

Personal Liability

Neither the Manager nor any Investor will be directly liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in Item 4.2

Transfers

In general, Class A Shares are freely transferable. However, the transferee will be admitted to the Company only upon the satisfaction of certain conditions.

Death, Disability, Etc.

If an Investor should die or become incapacitated, he or she (or the Investor's estate) will continue to own the Investor's Class A Shares.

Mandatory Redemption

Under some circumstances the Manager has the right to redeem (buy back) the Class A Shares owned by an Investor. For example, the Manager would have the right to redeem the Class A Shares owned by an Investor who had made material misrepresentations to the Company.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in Item 5.6.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it eliminates the fiduciary obligations of the Manager and provides that the Manager will be indemnified from most claims.

Rights to Information

statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Electronic Delivery

All communications and documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

EXHIBIT G: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

TAX CONSEQUENCES OF INVESTING

The following summarizes some of the U.S. Federal income tax consequences of acquiring Class A Shares. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Class A Shares, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Members

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not the Investor receives any actual distributions. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

20% Deduction for Pass-Through Entities

In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- The owner's share of 50% of the wages paid by the partnership; or
- The sum of:
  - The owner's share of 20% of the wages paid by the partnership; plus
  - The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Company will not pay wages but will own depreciable assets directly or indirectly. Consequently, Investors should be entitled to a deduction for a portion of the ordinary business income of the Company allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Class A Shares. An Investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Class A Shares). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor; his, her, or its allocable share of the Company's taxable and tax-exempt income; and his, her, or its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of the Company's losses and deductions; and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e.*, the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase an Class A Share and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company (or an entity in which the Company owns an interest) borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Class A Shares) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the Members.

Sale or Exchange of the Class A Shares

In general, the sale of Class A Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of Class A Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Class A Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Class A Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Class A Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Class A Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Class A Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his or her Class A Shares. The deceased Investor's transferee will get a basis in the Class A Shares equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Class A Shares. Any such gain generally will be considered as gain from the sale of the Class A Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Class A Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Class A Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT H: FINANCIAL STATEMENTS



25404 Highway 59
Suite 204
Porter, TX 77365
833-425-6678 Ext 2
info@ktbradleycpa.com

OASIS NOIR PROPERTY 1 LLC

Independent Accountant Review Report

As of Inception

October 3, 2022



25404 Highway 59
Suite 204
Porter, TX 77365
833-425-6678 Ext 2
info@ktbradleycpa.com

Table of Contents



25404 Highway 59
Suite 204
Porter, TX 77365
833-425-6678 Ext 2
info@ktbradleycpa.com

To Whom It May Concern,

The purpose of this letter is to provide a third-party review of the 2022 financial statements Oasis Noir Property 1 LLC, client, given by an independent CPA. All opinions are given beyond a reasonable doubt based on the information provided to the CPA. CPA is not liable for any matters, including but not limited to, decisions of lending, accuracy of reporting, or incomplete data, and serves only the purpose of providing an opinion on the materials in scope.

Scope

We have reviewed the accompanying 2022 financial statements provided by Oasis Noir Property 1 LLC. A review includes primarily applying analytical procedures to management's financial data and making inquires of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management Responsibility

Management is responsible for the preparation and fair presentation of the financial statements and for designing, implementing, and maintaining methodology relevant to the preparation and fair presentation of profit and loss financial's.

CPA's Responsibility

Our responsibility is to conduct the reviews in accordance with statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the presented financials. We believe that the results of our procedures provide a reasonable basis for our report.

Limited Assurance

Based on our reviews, we are not aware of any material that should be made to the accompanying 2022 financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

_____   Date _10/31/2022_____
Kristen T. Bradley, CPA
TX119696

25404 Highway 59
Suite 204
Porter, TX 77365
833-425-6678 Ext 2
info@ktbradleycpa.com

Oasis Noir Property 1 LLC
Balance Sheet
As of Inception
October 31, 2022

Revenue		
Revenue	$	-
Total Revenue	$	-
Cost of Goods Sold		
Cost of Goods Sold	$	-
Total Cost of Goods Sold	$	-
Gross Profit (Loss)	$	-
Expenses		
Total Expenses	$	-
Net Income	$	-

25404 Highway 59
Suite 204
Porter, TX 77365
833-425-6678 Ext 2
info@ktbradleycpa.com

Oasis Noir Property 1 LLC

NOTES TO FINANCIAL STATEMENTS

OPERATIONS

Oasis Noir Property 1 LLC was formed in Delaware as a limited liability company September 9, 2022. The Company promotes luxury experiences and affords visitors an immersive experience of food , music, and shopping of the Black culture. It is a 20 – 40-acre real estate resort that offers viewing of Black artist's work and learning about Black history and achievements while engaging in the plethora of black owned businesses such as spas, retail stores, fine dining restaurants & recreational activities.

SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

CASH AND CASH EQUIVILENTS

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2022 (inception), the Company has no cash and cash equivalents.

REVENUE RECOGNITION

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. As of October 3, 2022 (inception), the Company has not earned any revenue.


ORGANIZATIONAL COSTS

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

INCOME TAX

The Company, with the consent of its members, has elected under the Internal Revenue Code to be a limited liability company. In lieu of federal corporate income taxes, the member of the limited liability company is taxed individually on the Company's taxable income. Therefore, no provision of liability for federal or state income taxes has been included in the financial statements.

USE OF ESTIMATES

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SIGNIFICANT RISKS AND UNCERTANITIES

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to credit risk and changes to regulations governing the Company's industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

EXHIBIT I: BACKGROUND CHECKS











North Capital Private Securities: Bad Actor Check

Name of covered person: Alyssa Phillips

Date: October 28, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Alyssa Phillips is likely: **NOT DISQUALIFIED**	!
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓











North Capital Private Securities: Bad Actor Check

SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: Other derogatory other information was found. See Exhibit A for more information.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A real property search on Alyssa Phillips uncovered the following notice of default:

Plaintiff(s)/Seller(s)	AMERIQUEST MTG SECS I 2005-R1
Site Address	4248 ERSKINE OMAHA, NE 68111-3419
Recording Date	09/10/2010
Document Year	2010
Document Number	82338
Title Company	SECURITY LAND TITLE INC
Subdivision Name	CLIFTON HILL

Letter explaining default notice of the property located on 4248 Erskine Street Omaha NE 68111.

- Alyssa Phillips purchased on 9/7/2010 in cash.
- The property was foreclosed when Alyssa Phillips made the purchase.
- No derogatory actions were ever taken on the property while Alyssa Phillips has owned the property.



_____   11/8/2022
                                                   _____